Filed by Vistra Energy Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Dynegy Inc.

Commission File Number: 001-33443

Vistra Energy Corp. (“Vistra”) issued the following letter and Q&A to employees relating to the proposed transaction contemplated by that certain Agreement and Plan of Merger, dated as of October 29, 2017 (the “Merger Agreement”), by and between Vistra and Dynegy Inc. (“Dynegy”).

From the Desk of Curt Morgan

October 30, 2017

Dear Colleague,

I am pleased to share that earlier today we announced that Dynegy will merge with and into Vistra Energy to create the leading integrated power company. The transaction is consistent with our strategy of using our strong balance sheet and stock price to acquire attractive assets and businesses, and to utilize our significant scale and capabilities to create the lowest cost structure in the industry and long-term sustainable value.

The full news release, which details the transaction, can be found here.

The combined company will provide the opportunity to expand Vistra Energy’s integrated platform including retail operations in five states and leading positions in three of those states, and a highly efficient natural gas-dominated fleet in the three most important competitive U.S. markets – ERCOT, PJM, and ISO New England. We will serve 2.9 million retail customers with a projected 75 TWh of load and we will have 40,000 MW of generation producing an estimated 180 TWh. The substantial generation position and multi-regional location of our plants offers a significant opportunity to grow Vistra Energy’s industry-leading retail business.

The combined entity will benefit from an improved business risk profile as we gain earnings, geographic, fuel, and market diversification. Approximately 50 percent of the new Vistra Energy earnings will come from highly stable retail businesses and capacity payments. Following the transaction, we will maintain our industry-leading strong balance sheet and liquidity position. And, our gross debt to Earnings Before Interest, Taxes and Depreciation and Amortization (EBITDA) target will return to a three times target within approximately two years with EBITDA and Free Cash Flow (FCF) of nearly $3 billion and $1.5 billion per year, respectively.

Ultimately, any business combination is judged in the marketplace by the value it creates. We project that the combined company will create nearly $4 billion of shareholder value through estimated recurring EBITDA value levers of $350 million per year, $65 million annually in FCF benefits, and tax synergies of approximately $500-600 million on a Net Present Value basis.

In addition to the key attributes of the business combination above, probably the most important key to our success will continue to be you. Your safe operations, innovative thinking, strong execution, and relentless focus on the customer experience have helped position us to be able to make this great opportunity a reality. The transaction further strengthens our company, and will be a significant catalyst in achieving the next stage of our growth, resulting in many exciting new opportunities for employees as we continue to execute on our strategy.

It will be several months before the transaction is completed, and only then can we operate as one company. We will seek the required shareholder and regulatory approvals and expect to close in the second quarter of 2018. Until that time, Vistra Energy and Dynegy will continue to operate as separate companies.

Upon completion of the transaction, I will remain president and chief executive officer of the combined company. Bill Holden and Jim Burke will remain as chief financial officer and chief operating officer, respectively. We will continue to operate out of our Irving headquarters and retain the Vistra Energy name. In addition, to help facilitate the integration planning process, we have already started pulling together a transition team, which will be made up of employees of both companies. We expect a seamless transition.

We know you will have questions, and some of the anticipated questions and answers are here. We may not be able to answer everything right away, and I ask for your patience during the transition and integration phases of the transaction. We are committed to providing timely updates and communications to keep you informed during each step of this process. We know change can be distracting and create anxiety. I ask you to stay focused as we move forward.

Finally, today’s news will likely lead to increased inquiries about our business from outside Vistra Energy. Consistent with our communication policies, if you receive any inquiries from the media, government officials, analysts or investors, please do not comment, and forward such inquiries to Molly Sorg or Allan Koenig.

For those at Sierra: we will hold a meeting at 1:00 p.m. today in the atrium. Please make every effort to join us.

On behalf of the entire management team and our board, thank you for all you do for Vistra Energy, TXU Energy, and Luminant. We look forward to talking with you more about our merger and the bright future we have ahead.

Sincerely,

Curt Morgan

President and Chief Executive Officer

General Vistra Energy-Dynegy Employee Q&A

October & November 2017

Employee: General

What is this announcement?

We have agreed to merge with Dynegy in an all-stock transaction.

What will we become?

We will be a first-of-its-kind leading integrated power company, with a strong balance sheet, an efficient operating structure, high-quality assets, and strong retail presence in key competitive markets.

What does this merger mean for me?

Over the last year, Curt Morgan has discussed plans for our growth. This is one big step in that direction. We’ll add significant retail and generation presence across regional areas outside of Texas. We’ll spend the next several months beginning the integration process of the two companies. As a combined company, we can accelerate our own strategic initiatives and accomplish significantly more together than we ever could on our own.

Will there be any job loss at Vistra?

The integration process and related synergies are mostly focused in areas where there is overlap. We’ll go through a methodical integration process to combine the two companies and will communicate often along the way. This transaction is about growth, and we are counting on all of you to help us succeed and realize our goals. As decisions are made, we will provide updates.

Why did we undertake this merger?

It creates significant growth opportunities for us. We are excellent integrated retail and generation operators and we can take what we do very well in Texas and apply it to other parts of the country.

We just announced the closure of three coal plants and the expected loss of about 850 jobs. Was this related to today’s announcement?

No. As you know, and as we have stated publicly many times over the past year, we have been reviewing the performance of our fleet on a site-by-site basis. With the completion of that review, we announced the retirement of three sites that were economically challenged, including one of our sites that was previously in a contract that was recently terminated with Alcoa. Today’s announcement has been developing on a completely independent and parallel track. Given these sites are economically challenged, these retirements would have occurred irrespective of any merger announcement.

General Vistra Energy-Dynegy Employee Q&A

October & November 2017

Employee: Organizational

Where will the combined company be headquartered? Who will lead it?

The company will be based in Irving. The combined company will be led by Curt Morgan after closing.

What are the plans for integrating the two companies?

Both companies will continue to be separate, independent companies and will operate as usual until the closing of the transaction. In parallel, we will launch a detailed integration planning process to make sure that we identify best practices from both companies and create a seamless integration plan. We will communicate more once we get this process kicked off and will do our best to keep employees at both companies informed along the way.

Will there be any changes to employee compensation, benefits, and plans?

We do not expect significant changes to Vistra plans because of this transaction. We will, however, continue to evaluate our plans annually against the market and make any appropriate changes, just like we have done historically.

Where can I get additional information? Who can I contact if I have more questions?

Please reach out to your supervisor or anyone on the senior management team with further questions or concerns.

Employee: Operational

What can you tell me about Dynegy?

Dynegy is headquartered in Houston and has 43 power plants across 12 states primarily in the Northeast, Mid-Atlantic, Midwest and Texas. Through its retail electric providers, Homefield Energy and Dynegy, they serve primarily residential, commercial and industrial customers in Illinois, Ohio, Massachusetts, and Pennsylvania. Overall, Dynegy has a generating capacity of more than 27,000 megawatts and more than 1.2 million retail customer accounts.

How much generation will we have upon combining?

40 gigawatts of installed capacity across ERCOT, PJM, CAISO, MISO, and ISO New England.

How many retail customers will we have upon combining?

About 2.9 million.

Employee: Plant Sale & Closures

Will we be above the 20 percent generation cap in ERCOT?

With regard to Texas generation ownership, Vistra and Dynegy will file an application with the Texas Public Utility Commission for approval of the transaction. In that filing, Vistra will propose various options that will, in any case, ensure that the combined company is at or below the 20 percent cap at closing.

General Vistra Energy-Dynegy Employee Q&A

October & November 2017

I understand we may be selling some of our gas units. Which ones?

We are exploring sales of the Graham, Trinidad, and Stryker plants in consideration of the regulatory requirement prohibiting us from owning and controlling more than 20 percent of generation capacity in ERCOT. Importantly, we are not saying that we would necessarily close these plants if a sales process is unsuccessful. We understand this can be unsettling to the team and will, as always, stay in close touch with you throughout the process.

Is this related to the unit retirements at Monticello, Big Brown, and Sandow?

No, these decisions are independent. For a number of years, Monticello, Sandow, and Big Brown were the most economically challenged assets in Luminant’s fleet. As a result, we have determined retirement of these plants is in the best interest of Vistra and its shareholders independent of the proposed merger.

What does this mean in terms of plants closing?

As we have always said, we will make retirement decisions on a plant-by-plant basis. Monticello, Sandow, and Big Brown were the most economically challenged assets in Luminant’s fleet. As a result, we have determined retirement of these plants is in the best interest of Vistra and its shareholders independent of the proposed merger. As it relates to Graham, Trinidad, and Stryker, we are not saying that we would necessarily close these plants if a sales process is unsuccessful. As with all units in our fleet if in the future we determine additional assets are uneconomic, we would make retirement decisions at that time.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The information presented herein includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which Vistra Energy and Dynegy operate and beliefs of and assumptions made by Vistra Energy’s management and Dynegy’s management, involve risks and uncertainties, which are difficult to predict and are not guarantees of future performances, that could significantly affect the financial results of Vistra Energy or Dynegy or the combined company. All statements, other than statements of historical facts, are forward-looking statements. These statements are often, but not always, made through the use of words or phrases such as “may,” “might,” “should,” “could,” “predict,” “potential,” “believe,” “will likely result,” “expect,” “continue,” “will,” “shall,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “project,” “forecast,” “goal,” “target,” “would,” “guidance,” and “outlook,” or the negative variations of those words or other comparable words of a future or forward-looking nature. Readers are cautioned not to place undue reliance on forward-looking statements. Although Vistra Energy and Dynegy believe that in making any such forward-looking statement, Vistra Energy’s and Dynegy’s expectations are based on reasonable assumptions, any such forward-looking statement involves uncertainties and risks that could cause results to differ materially from those projected in or implied by any such forward-looking statement, including but not limited to (i) the failure to consummate or delay in consummating the proposed transaction; (ii) the risk that a condition to closing of the proposed transaction may not be satisfied; (iii) the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained, or is obtained subject to conditions that are not anticipated or that cause the parties to abandon the proposed transaction; (iv) the effect of the announcement of the proposed transaction on Vistra Energy’s and Dynegy’s relationships with their respective customers and their operating results and businesses generally (including the diversion of management time on transaction-related issues); (v) the risk that the credit ratings of the combined company or its subsidiaries are different from what Vistra Energy and Dynegy expect; (vi) adverse changes in general economic or market conditions (including changes in interest rates) or changes in political conditions or federal or state laws and regulations; (vii) the ability of the combined company to execute upon the strategic and performance initiatives contemplated herein (including the risk that Vistra Energy’s and Dynegy’s respective businesses will not be integrated successfully or that the cost savings, synergies and growth from the proposed transaction will not be fully realized or may take longer to realize than expected); (viii) there may be changes in the trading prices of Vistra Energy’s and Dynegy’s common stock prior to the closing of the proposed transaction; and (ix) those additional risks and factors discussed in reports filed with the Securities and Exchange Commission (“SEC”) by Vistra Energy and Dynegy from time to time, including (a) the uncertainties and risks discussed in the sections entitled “Risk Factors” and “Special Note Regarding Forward-Looking Statements” in the Vistra Energy’s prospectus filed with the SEC pursuant to Rule 424(b) of the Securities Act on May 9, 2017 (as supplemented), and (b) the uncertainties and risks discussed in the sections entitled “Risk Factors” and “Forward-Looking Statements” in the Dynegy’s annual report on Form 10-K for the fiscal year ended December 31, 2016.

Any forward-looking statement speaks only at the date on which it is made, and except as may be required by law, neither Vistra Energy nor Dynegy undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible to predict all of them; nor can Vistra Energy or Dynegy assess the impact of each such factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement.

ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

This communication relates to the proposed merger pursuant to the terms of the Agreement and Plan of Merger, dated as of October 29, 2017, by and between Vistra Energy and Dynegy. The proposed transaction will be submitted to the respective stockholders of Dynegy and Vistra Energy for their consideration. In connection with the proposed merger, Vistra Energy expects to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Vistra Energy and Dynegy that also constitutes a prospectus of Vistra Energy (the “joint proxy statement”), which joint proxy statement will be mailed or otherwise disseminated to Vistra Energy stockholders and Dynegy stockholders when it becomes available. Vistra Energy and Dynegy also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT VISTRA ENERGY, DYNEGY, THE PROPOSED MERGER AND RELATED MATTERS. You may obtain a free copy of the joint proxy statement and other relevant documents (if and when they become available) filed by Vistra Energy and Dynegy with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by Vistra Energy with the SEC will be available free of charge on Vistra Energy’s website at www.vistraenergy.com or by contacting Vistra Energy Investor Relations at 214-812-0046 or at investor@vistraenergy.com. Copies of the documents filed by Dynegy with the SEC will be available free of charge on Dynegy’s website at www.dynegy.com or by contacting Dynegy Investor Relations at (713) 507-6466 or at ir@dynegy.com.

CERTAIN INFORMATION REGARDING PARTICIPANTS IN THE SOLICITATION

Vistra Energy and Dynegy and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. You can find information about Vistra Energy’s directors and executive officers in Vistra Energy’s prospectus filed with the SEC pursuant to Rule 424(b) of the Securities Act on May 9, 2017 (as supplemented), and on its website at www.vistraenergy.com. You can find information about Dynegy’s directors and executive officers in its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on March 30, 2017, and on its website at www.dynegy.com. Additional information regarding the interests of such potential participants will be included in the joint proxy statement and other relevant documents filed with the SEC if and when they become available. You may obtain free copies of these documents from Vistra Energy or Dynegy using the sources indicated above.

NO OFFER OR SOLICITATION

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.